SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NUMBER 2

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g)
of the Securities Exchange Act of 1934

ML SELECT FUTURES I L.P.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	13-3879393 (I.R.S. Employer Identification No.)

c/o MERRILL LYNCH ALTERNATIVE INVESTMENTS LLC
Hopewell Building No. 2
1200 Merrill Lynch Drive - First Floor
Pennington, New Jersey 08534

(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code:   (609) 282-6091

Securities to be registered pursuant to Section 12(b) of the Act:   NONE

Securities to be registered pursuant to Section 12(g) of the Act:	LIMITED PARTNERSHIP INTERESTS (Title of Class)

________________________________

Copies to:

David R. Sawyier, Esq. Sidley Austin LLP One South Dearborn Chicago, Illinois 60603	Michael J. Schmidtberger, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019

TABLE OF CONTENTS

PART I

Item 1.  Business

(a)	General Development of Business:

ML Select Futures I L.P.  (the “Partnership”) was organized under the Delaware Revised Uniform Limited Partnership Act on August 4, 1995 under the name ML Chesapeake L.P.  The Partnership began trading on April 16, 1996 and trades in the international futures and forward markets applying proprietary trading strategies under the direction of Sunrise Capital Partners, LLC (“Sunrise”).  The Partnership’s objective is to achieve, through speculative trading, substantial capital appreciation over time.

Merrill Lynch Alternative Investments LLC (“MLAI”), an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), is the general partner of the Partnership.  Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a wholly-owned subsidiary of Merrill Lynch, is the Partnership’s commodity broker. As used herein, the capitalized term “MLAI” also refers to the general partner at times when its name was MLIM Alternative Strategies LLC, as applicable.

The proceeds of the Partnership’s units of limited partnership interest (the “Units”) were initially allocated to the Partnership’s initial trading adviser, Chesapeake Capital Corporation (“Chesapeake”).  On July 1, 1998, Sunrise replaced Chesapeake as the Partnership’s sole trading advisor (“Advisor”).

As of March 31, 2007, the total capitalization of the Partnership was $301,992,974, and the Net Asset Value per Unit, originally $100 as of April 1, 1996, had risen to $233.11.

The highest month-end Net Asset Value per Unit since Sunrise began trading the Partnership was $248.26 (March 31, 2004) and the lowest was $127.01 (July 31, 1998).

(b)	Financial Information about Segments:

The Partnership’s business constitutes only one segment for financial reporting purposes, i.e., a speculative “commodity pool”. The Partnership does not engage in sales of goods or services.

(c)	Narrative Description of Business:

General

The Partnership trades in the international futures and forward markets with the objective of achieving substantial capital appreciation.

The Partnership has entered into an advisory agreement with Sunrise whereby Sunrise trades the Partnership’s assets through a managed account using its Expanded Diversified Program.  In the Expanded Diversified Program, Sunrise applies its trend-following systems to a broadly-diversified portfolio of futures and forward markets, including, but not limited to, precious and industrial metals, grains, petroleum products, soft commodities, domestic and foreign interest rate futures, domestic and foreign stock indices (including S&P 500, DAX, and Nikkei 225), currencies and their cross rates, and minor currency markets.

One of the aims of the Partnership is to provide diversification to a limited portion of the risk segment of the Limited Partners’ portfolios into an investment field that has historically often demonstrated a low degree of performance correlation with traditional stock and bond holdings.

Sunrise and its Expanded Diversified Program

Sunrise currently offers five trading programs, one of which, the Expanded Diversified Trading Program, is used in managing the Partnership’s assets.  In the Expanded Diversified Trading Program, Sunrise applies its trend-following systems to a broadly-diversified portfolio of futures and forward markets, including, but not limited to, precious and industrial metals, grains, petroleum products, soft commodities, domestic and foreign interest rate futures, domestic and foreign stock indices (including S&P 500, DAX and Nikkei 225), currencies and their cross rates, and minor currency markets (collectively, “Commodity Interests”).  Sunrise may trade these markets on any U.S. or non-U.S. exchange.  Sunrise may also trade options for the Partnership in the future; in the event that it does, these options will be considered Commodity Interests.  As of March 31, 2007, Sunrise was managing approximately $1.476 billion (excluding “notional” funds) in the futures and forward markets.

Sunrise’s Programs Are Technical and Trend-Following Systems

The mathematical models used by Sunrise’s programs are technical systems, generating trading signals on the basis of statistical research into past market prices.  Sunrise does not attempt to predict or forecast changes in price through fundamental economic analysis.  The trading methodologies employed by Sunrise are based on programs analyzing a large number of interrelated mathematical and statistical formulas and techniques, which are quantitative and proprietary in nature.

As a trend-following advisor, Sunrise’s objective is to participate in major price trends—sustained price movements either up or down.  Such price trends may be relatively infrequent.  Some trend-following advisors have anticipated that over half of their positions will be unprofitable.  Their strategy is based on making sufficiently large profits from the trends which they identify and follow to generate overall profits despite the more numerous but, hopefully, smaller losses incurred on the majority of their positions.

Since 2000, Sunrise historically has committed margin between 8.6% and 13.6% of assets managed, but margin commitments may from time to time exceed this range.  The Partnership is required to maintain a 20% margin balance; however since the Partnership is fully funded, 100% of the available assets are held on deposit as collateral in the trading account.

While Sunrise has been given sole and exclusive authority and responsibility for directing the investment and reinvestment of the Partnership’s assets, MLAI may override Sunrise’s trading instructions to comply with any trading policies that the Partnership may have in place, to fund any distributions or redemptions of Units to be made by the Partnership, to pay Partnership expenses, to effect any allocation or reallocation of the Partnership’s assets in accordance with the advisory agreement, or as required by law.  Unless otherwise required by law, the Partnership would be required to use best efforts to give Sunrise three business days in which to liquidate positions prior to exercising such an override.

The Markets Traded by Sunrise for the Partnership

The Partnership trades on a variety of United States and foreign futures exchanges.  Applicable exchange rules differ significantly among different countries and exchanges.  The Partnership’s entire off-exchange trading takes place substantially in the highly liquid, institutionally based currency forward markets.  The forward markets are generally unregulated, and in its forward trading the Partnership does not deposit margin with respect to its positions.  Spot and forward currency contracts currently are the only non-exchange traded instruments held by the Partnership.

To date, approximately 20% to 30% of the Partnership’s trades by volume have been in forward currency contracts, but from time to time the percentage of the Partnership’s trading represented by forward currency trades may fall substantially outside this range.  Because the Partnership need not deposit any margin with Merrill Lynch in respect of the Partnership’s forward trading, the Partnership’s additional risk in trading in such unregulated markets should be limited to a possible loss of unrealized profits on open forward positions which a counterparty accessed through Merrill Lynch would not, in the event of its bankruptcy, be able to pay to Merrill Lynch for the account of the Partnership.

As in the case of its market sector allocations, the Partnership’s commitments to different types of markets — U.S. and non-U.S., regulated and unregulated — differ substantially from time to time as well as over time.  The Partnership has no policy restricting its relative commitment to any of these different types of markets, although generally the bulk of the Partnership’s trading takes place on regulated exchanges.

The Partnership’s financial statements contain information relating to the types of markets traded by the Partnership.  There can, however, be no assurance as to which markets the Partnership may trade or in which markets the Partnership’s trading may be concentrated at any one time or over time.

Use of Proceeds and Cash Management Income

Subscription Proceeds

The Partnership’s cash is used as security for and to pay the Partnership’s trading losses as well as its expenses and redemptions. The primary use of the proceeds of the sale of the Units is to permit Sunrise to trade on a speculative basis in a wide range of different futures and forwards markets on behalf of the Partnership.  While being used for this purpose, the Partnership’s assets are also generally available for cash management, as more fully described below under “Available Assets”.

Market Sectors

In the Expanded Diversified Program, Sunrise applies its trend-following systems to a broadly diversified portfolio of futures and forward markets.  Commodity Interests currently included in the Expanded Diversified Program are: currencies (majors, minors, & crossrates), metals (gold, silver, copper, aluminum, nickel, and zinc), indices (S&P 500, DAX, and Nikkei 225), interest rates, (T-bonds, T-Notes, Eurodollars, Euro-Bund, three-month Euro Futures, Euro BOBL, Japanese Government Bond, Euroyen, 90-day Australian Bank Accepted Bill (“Aussie

Bill”) and three-month Canadian Bankers’ Acceptance Note), energy (crude oil and natural gas) and agriculturals (soybeans, soymeal, corn, wheat, coffee and sugar and cotton).

Market Types

The Partnership trades on a variety of United States and foreign futures exchanges.  Substantially all of the Partnership’s off-exchange trading takes place in the highly liquid, institutionally based currency forward markets.

Many of the Partnership’s currency trades are executed in the spot and forward foreign exchange markets (the “FX Markets”) where there are no direct execution costs.  Instead, the participants, banks and dealers in the FX markets take a “spread” between the prices at which they are prepared to buy and sell a particular currency and such spreads are built into the pricing of the spot or forward contracts with the Partnership.

As in the case of its market sector allocations, the Partnership’s commitments to different types of markets – U.S. and non-U.S. regulated and non-regulated differ substantially from time to time, as well as over time.  The Partnership has no policy restricting its relative commitment to any of these different types of markets.

Custody of Assets

All of the Partnership’s assets are currently held in Commodity Futures Trading Commission (“CFTC”) regulated customer accounts at MLPF&S.

Available Assets

The Partnership earns income, as described below, on its “Available Assets”, which can be generally described as the cash actually held by the Partnership.   Available Assets are held primarily in U.S. dollars and are comprised of the Partnership’s cash balances held in the offset accounts (as described below) – which include “open trade equity” (unrealized gain and loss on open positions) on United States futures contracts, which is paid into or out of the Partnership’s account on a daily basis; the Partnership’s cash balance in foreign currencies derived from its trading in non-U.S. dollar denominated futures and options contracts, which includes open trade equity on those exchanges which settle gains and losses on open positions in such contracts prior to closing out such positions.  Available Assets do not include and the Partnership does not earn interest income on the Partnership’s gains or losses on its open forward, commodity option and certain foreign futures positions since such gains and losses are not collected or paid until such positions are closed out.

The Partnership’s Available Assets may be greater than, less than or equal to the Partnership’s Net Asset Value (on which the redemption value of the Units is based) primarily because Net Asset Value reflects all gains and losses on open positions as well as accrued but unpaid expenses.

Interest Earned on the Partnership’s U.S. Dollar Available Assets

The Partnership’s U.S. dollar Available Assets are held in cash in offset accounts.

Offset accounts are non-interest bearing demand deposit accounts maintained with banks unaffiliated with Merrill Lynch.  An integral feature of the offset arrangements is that the participating banks specifically acknowledge that the offset accounts are MLPF&S customer accounts, not subject to any Merrill Lynch liability.

MLPF&S credits the Partnership, as of the end of each month, with interest at the effective daily 91-day Treasury bill rate on the average daily U.S. dollar Available Assets held in the offset accounts during such month.

The use of the offset account arrangements for the Partnership’s U.S. dollar Available Assets may be discontinued by Merrill Lynch at any time.  If Merrill Lynch were to terminate the offset arrangements, it would attempt to invest all of the Partnership’s U.S. dollar Available Assets to the maximum practicable extent in short-term Treasury bills.  All interest earned on the U.S. dollar Available Assets so invested would be paid to the Partnership but MLAI would expect the amount of such interest to be less than that available to the Partnership under the offset account arrangements.  The remaining U.S. dollar Available Assets of the Partnership would be kept in cash to meet variation margin payments and pay expenses, but would not earn interest for the Partnership.

The banks at which the offset accounts are maintained make available to Merrill Lynch interest-free overnight credits, loans or overdrafts in the amount of the Partnership’s U.S. dollar Available Assets held in the offset accounts, charging Merrill Lynch a small fee for this service.  The economic benefits derived by Merrill Lynch – net of the interest credits paid to the Partnership and the fee paid to the offset banks – from the offset accounts have not exceeded 0.75% per annum of the Partnership’s average daily U.S. dollar Available Assets held in the offset accounts.  These revenues to Merrill Lynch are in addition to the Brokerage Commissions and Administrative Fees paid by the Partnership to MLPF&S and MLAI, respectively.

Interest Paid by Merrill Lynch on the Partnership’s Non-U.S. Dollar Available Assets

Under the single currency margining system implemented for the Partnership, the Partnership itself does not deposit foreign currencies to margin trading in non-U.S. dollar denominated futures contracts and options, if any.  MLPF&S provides the necessary margin, permitting the Partnership to retain the monies which would otherwise be required for such margin as part of the Partnership’s U.S. dollar Available Assets.  The Partnership does not earn interest on foreign margin deposits provided by MLPF&S. The Partnership does, however, earn interest on its non-U.S. dollar Available Assets.  Specifically, the Partnership is credited by Merrill Lynch with interest at prevailing short-term local rates on assets and net gains on non-U.S. dollar denominated positions for such gains actually held in cash by the Partnership.  Merrill Lynch charges the Partnership Merrill Lynch’s cost of financing realized and unrealized losses on such positions.

The Partnership holds foreign currency gains and finances foreign currency losses on an interim basis until converted into U.S. dollars and either paid into or out of the Partnership’s U.S. dollar Available Assets.  Foreign currency gains or losses on open positions are not converted into U.S. dollars until the positions are closed.  Assets of the Partnership while held in foreign currencies are subject to exchange rate risk.

Charges

The following table summarizes the charges incurred by the Partnership during the first quarter of 2007 and during 2006, 2005, and 2004.

	First Quarter 2007		2006		2005		2004
Charges	Dollar Amount	% of Average Month-End Net Assets	Dollar Amount	% of Average Month-End Net Assets	Dollar Amount	% of Average Month-End Net Assets	Dollar Amount	% of Average Month-End Net Assets
Brokerage Commissions	$4,454,141	1.40%	$19,872,678	5.61%	$27,053,850	5.58%	$26,151,018	5.77%
Administrative and Filing Fees	$264,961	0.08%	1,153,304	0.33%	1,479,720	0.31%	1,641,858	0.36%
Profit Shares	$37,701	0.01%	49,055	0.01%	-	0.00%	4,731,366	1.04%
Total Expenses	$4,756,803	1.49%	$21,075,037	5.95%	$28,533,570	5.89%	$32,524,242	7.17%

The foregoing table does not reflect the bid-ask spreads paid by the Partnership on its forward trading, or the benefits which may be derived by Merrill Lynch from the deposit of certain of the Partnership’s U.S. dollar assets maintained at MLPF&S.

Each Unit is subject to the same charges.  The Partnership's average month-end Net Assets during the first quarter of 2007 and during 2006, 2005, and 2004 equaled $319,388,794, $354,244,209, $484,905,224 and $453,646,399 , respectively.

During the first quarter of 2007 and during 2006, 2005, and 2004, the Partnership earned $3,954,640, $17,187,972, $15,719,664, and $6,875,902 in interest income, or approximately 1.24%, 4.85%, 3.24%, and 1.52%, of the Partnership's average month-end Net Assets.

Description of Current Charges

Recipient	Nature of Payment	Amount of Payment
MLPF&S	Brokerage Commissions
A flat-rate monthly brokerage commission of 0.458 of 1% (a 5.5% annual rate) of the Partnership’s month-end assets (including the monthly interest credit and before reduction for accrued month-end redemptions, distributions, brokerage commissions, administrative fees or profit shares, in each case as of the end of the month of determination). Such commissions cover Sunrise’s monthly consulting fee as well as all floor brokerage and exchange, clearing and National Futures Association (“NFA”) fees incurred in the Partnership’s trading.

During the first quarter of 2007 and during 2006, 2005 and 2004, the round-turn (each purchase and sale or sale and purchase of a single futures contract) equivalent rate of the Partnership's flat-rate Brokerage Commissions was approximately

$348, $591, $370 and $318, respectively.

MLPF&S	Use of Partnership assets	Merrill Lynch may derive an economic benefit from the deposit of certain of the Partnership’s U.S. dollar assets in accounts maintained at MLPF&S.

MLAI	Administrative Fees
A flat-rate monthly charge of 0.021 of 1% ( 0.25% annual rate) of the Partnership’s month-end assets (including the monthly interest credit and before reduction for accrued month-end redemptions, distributions, brokerage commissions, administrative fees or profit shares, in each case as of the end of the month of determination).  Additionally, the Partnership reimburses MLAI the actual cost of the State of New Jersey annual filing fee assessed on a per partner basis with a maximum of $250,000 per year.  The administrative fees cover the Partnership’s routine administrative expenses and MLAI will absorb any administrative costs incurred during any calendar year in excess of the foregoing amount.

Merrill Lynch International Bank (“MLIB”) (or an affiliate); Other counterparties	Bid–ask spreads	Bid–ask spreads on forward and related trades.

MLIB (or an affiliate); Other counterparties	EFP differentials
Certain of the Partnership’s currency trades may be executed in the form of “exchange of futures for physical” transactions, in which a counterparty (which may be MLIB or an affiliate) receives an additional “differential” spread for exchanging the Partnership’s cash currency positions for equivalent futures positions.

Sunrise	Annual profit shares	23% of any new trading profits generated by the Partnership as a whole, excluding interest income and after reduction for a portion of the Brokerage Commissions, as of the end of each calendar year.

Sunrise	Consulting Fees	MLPF&S pays Sunrise monthly Consulting Fees of 0.083 of 1% of the Partnership’s month-end assets (a 1% annual rate), after reduction for a portion of the Brokerage Commissions.

MLPF&S; Others	Reimbursement of delivery, insurance, storage and any other extraordinary charges; taxes (if any)	Actual payments to third parties, which are expected to be negligible.

MLPF&S; Others	Extraordinary expenses	Actual costs incurred; none paid to date.

BREAKEVEN ANALYSIS

In order for an investor to break even on an investment during the first year, an initial investment of $10,000 must earn trading profits of $240, or 2.4% (assuming interest income of 3.85% and without including the redemption charge).

Breakeven Table
Expenses	Twelve-Month Percentage of NAV*	Twelve-Month Dollar Amount ($10,000 Initial Investment)

Brokerage Commissions	5.50%	$550

Administrative Fees	0.25%	$25

Profit Share**	0.50%	$50

Interest Income	(5.25)%	$(525)

TWELVE-MONTH BREAKEVEN WITHOUT REDEMPTION CHARGE	1.00%	$100

Redemption Charge (first 12 months only)***	4.00%	$400

TWELVE-MONTH BREAKEVEN WITH REDEMPTION CHARGE	5.00%	$500

*Assumes a constant $10,000 Net Asset Value

**When determining Sunrise’s profit share, if any, a portion of the brokerage commissions (3.75% per year), which are based on the Partnership’s average month-end assets, is subtracted from the Partnership’s trading profits.  Accordingly, a profit share is earned by Sunrise when trading profits exceed 3.75% per year of the Partnership’s average month-end assets.

*** A redemption charge may apply to the Net Asset Value of the Units on the date of redemption.  There is a 4% redemption charge during the first year following a purchase.  For purposes of the analysis above, Units are assumed to be redeemed within the first year following purchase.

Regulation

MLAI, the Advisor and MLPF&S are each subject to regulation by the CFTC and the NFA.  Other than in respect of the registration requirements pertaining to the Partnership’s securities under Section 12(g) of the Securities Exchange Act of 1934, the Partnership is generally not subject to regulation by the Securities and Exchange Commission (the “SEC”).  However, MLAI itself is registered as an “investment adviser” under the Investment Advisers Act of 1940.  MLPF&S is also regulated by the SEC and the National Association of Securities Dealers.

Conflicts of Interest

MLAI organized and controls the Partnership.  MLAI and its affiliates are the primary service providers to the Partnership and will remain so even if using other firms might be better for the Partnership.  Futures trading is highly competitive.  To the extent that Merrill Lynch entities continue to be retained by the Partnership despite providing non-competitive services, the Partnership is likely to incur losses.

MLAI allocates its resources among a number of different funds.  MLAI has financial incentives to favor certain funds over the Partnership.

The business terms of the Partnership — other than the fees and Profit Shares due to Sunrise which were negotiated between MLAI and Sunrise — were not negotiated.  MLAI unilaterally established these terms, balancing marketing and performance considerations and its interest in maximizing the revenues generated to MLAI.

MLAI had a conflict of interest in selecting Sunrise as the Partnership’s trading advisor in that Merrill Lynch receives more net benefit from the Brokerage Commissions paid by the Partnership the more infrequently an advisor trades.  Sunrise trades less frequently than many other trading advisors.  MLPF&S receives a flat-rate fee for executing the Partnership’s futures trades.  However, MLPF&S incurs out-of-pocket costs in executing each such trade.  The less frequently an advisor trades, the lower these out-of-pocket costs and the greater the net revenues from the Partnership.  As the consulting fees are also paid from the Brokerage Commissions paid by the Partnership, Merrill Lynch benefits from lower consulting fees being paid to a trading advisor.

MLAI’s interest in maximizing its revenues could cause it to take actions which are detrimental to the Partnership in order to increase MLAI’s income from the Partnership or decrease its costs in sponsoring the Partnership.  Also, because MLAI does not have to compete with third parties to provide services to the Partnership, there is no independent check on the quality of such services.

As a result of the fact that fees paid to affiliates of the Partnership were not negotiated, they may be higher than if there were paid to third-party non-affiliates.

Reports

MLAI furnishes each Limited Partner with a monthly Account Statement and an Annual Report for the Partnership containing audited financial statements  pursuant to applicable CFTC rules and the Agreement of Limited Partnership. MLAI will also provide Limited Partners with Schedules K-1 no later than March 15 of each year setting forth the federal income tax information necessary for them to file their individual tax returns.

(i) through (xii)-- not applicable.

(xiii)  The Partnership has no employees.

(d)	Financial Information About Geographic Areas

The Partnership does not engage in material operations in foreign countries, nor is a material portion of the Partnership’s revenue derived from customers in foreign countries. The Partnership trades on a number of foreign commodity exchanges.  The Partnership does not engage in the sales of goods or services.

Item 1A.  Risk Factors

The Large Size of the Partnership’s Trading Positions Increases the Risk of Sudden, Major Losses

The Partnership takes positions with values up to approximately 15 times its total equity.  Consequently, even small price movements can cause major losses.

Investors Must Not Rely on the Past Performance of Either Sunrise or the Partnership in Deciding Whether to Buy Units

The performance of the Partnership is entirely unpredictable, and the past performance of the Partnership as well as of Sunrise is not necessarily indicative of their future results.

The price data which Sunrise has researched in developing its programs may not reflect the changing dynamics of future markets.  If not, the Expanded Diversified Program would have little chance of being profitable.  An influx of new market participants, changes in market regulation, international political developments, demographic changes and numerous other factors can contribute to once-successful strategies becoming outdated.  Not all of these factors can be identified, much less quantified.  There can be no assurance that Sunrise will trade profitably for the Partnership.

Sunrise Analyzes Only Technical Market Data. No Economic Factors External to Market Prices Are Analyzed

The Sunrise programs focus exclusively on statistical analysis of market prices.  Consequently, any factor external to the market itself which dominates prices is likely to cause major losses.  For example, a pending political or economic event may be very likely to cause a major price movement, but Sunrise would continue to maintain positions that would incur major losses as a result of such movement, if its programs indicated that it should do so.

The likelihood of the Units being profitable could be materially diminished during periods when events external to the markets themselves have an important impact on prices.  During such periods, Sunrise’s historical price analysis could establish positions on the wrong side of the price movements caused by such events.

Effects of Speculative Position Limits

The CFTC and commodity exchanges have established speculative position limits (referred to as “position limits”) on the maximum futures positions which any person, or group of persons acting in concert, may hold or control in particular commodities. All commodity accounts controlled by Sunrise and its principals and their affiliates are combined for speculative position limit purposes.  If such limits were to be reached, Sunrise would be required to reduce the size of the positions which would otherwise be taken for the Partnership in order to avoid exceeding such limits.  Any such reduction could adversely affect the operations and profitability of the Partnership.

Lack of the Types of Price Trends Which the Expanded Diversified Program Can Identify Will Cause Major Losses

The Partnership cannot trade profitably unless major price trends occur in at least certain markets that it trades.  Many markets are trendless most of the time, and in static markets Sunrise’s programs are likely to incur losses.  In fact, Sunrise expects more than half of its trades to be unprofitable; it depends on significant gains from a few major trends to offset these losses.  It is not just any price trend, but price trends of the type which Sunrise’s systems have been designed to identify, which are necessary for the Partnership to be profitable.

The Danger to the Partnership of “Whipsaw” Markets

Often, the most unprofitable market conditions for the Partnership are those in which prices “whipsaw,” moving quickly upward, then reversing, then moving upward again, then reversing again.  In such conditions, the programs may establish a series of losing positions based on incorrectly identifying both the brief upward or downward price movements as trends.

The Partnership’s Substantial Expenses Will Cause Losses Unless Offset by Profits

The Partnership’s expenses could, over time, result in significant losses.  Except for the profit share these expenses are payable whether or not the Partnership is profitable.  It is also possible for Sunrise to earn a profit share even if the Partnership has a loss. That is because the calculation of profit share does not include 100% of the costs associated with running the Partnership.

Sunrise’s High Level of Equity Under Management Could Lead to Diminished Returns

Sunrise’s equity under management is approximately $1.476 billion.  The more money Sunrise manages, the more difficult it may be for Sunrise to trade profitably because of the difficulty of trading larger positions without adversely affecting prices and performance.  Large trades may result in more price slippage than smaller orders.

Illiquid Markets Could Make It Impossible for Sunrise to Realize Profits or Limit Losses

In illiquid markets, Sunrise could be unable to capitalize on trading opportunities or close out losing positions.  There are numerous factors which can contribute to market illiquidity, far too many for Sunrise to be able to predict.  There can be no assurance that a market which has been highly liquid in the past will not experience periods of unexpected illiquidity.

Unexpected market illiquidity has caused major losses in recent years in certain sectors.  There can be no assurance that the same will not happen to the Partnership from time to time.  The large size of the positions which Sunrise may acquire for the Partnership increases the risk of illiquidity by both making its positions more difficult to liquidate and increasing the losses incurred while trying to do so.

The Partnership Trades Extensively in Foreign Markets; These Markets Are Less Regulated Than U.S. Markets and Are Subject to Exchange Rate, Market Practice and Political Risks

The Expanded Diversified Program trades a great deal outside the U.S.  From time to time, as much as approximately 40% of the Partnership’s overall market exposure could involve positions taken on foreign markets (excluding foreign exchange transactions in U.S. markets).  Foreign trading involves risks — including exchange-rate exposure, possible governmental intervention and lack of regulation — which U.S. trading does not.  In addition, the Partnership may not have the same access to certain positions on foreign exchanges as do local traders, and the historical market data on which Sunrise bases its strategies may not be as reliable or accessible as it is in the United States.  Certain foreign exchanges may also be in a more or less developmental stage so that prior price histories may not be indicative of current price dynamics.  The rights of clients in the event of the insolvency or bankruptcy of a non-U.S. market or broker are also likely to be more limited than in the case of U.S. markets or brokers.

The Partnership Could Lose Assets and Have Its Trading Disrupted Due to the Bankruptcy of One of the Parties

The Partnership is subject to the risk of insolvency of a counterparty, an exchange, a clearinghouse or MLPF&S.  The Partnership’s assets could be lost or impounded during lengthy bankruptcy proceedings.  Were a substantial portion of the Partnership’s capital tied up in a bankruptcy, MLAI might suspend or limit trading, perhaps causing the Partnership to miss significant profit opportunities.  There are increased risks in dealing with unregulated trading counterparties including the risk that assets may not benefit from the protection afforded to “customer funds” deposited with regulated dealers and brokers.

Item 2A.  Financial Information

(a)	Selected Financial Data

The following selected financial data has been derived from the audited financial statements of the Partnership.

Statement of Income	For the Three Months Ended March 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
TRADING PROFIT (LOSS):
Realized	$(14,378,069)	$37,752,945	$(24,222,659)	$52,256,615	$27,402,575	$5,392,704
Change in Unrealized	3,027,419	(5,477,059)	3,041,057	(14,070,731)	16,373,295	8,250,855
Total trading profit (loss)	(11,350,650)	32,275,886	(21,181,602)	38,185,884	43,775,870	13,643,559
INVESTMENT INCOME
Interest	3,954,640	17,187,972	15,719,664	6,875,902	1,831,533	1,124,469
EXPENSES:
Brokerage Commissions	4,454,141	19,872,678	27,053,850	26,151,018	10,533,803	4,012,892
Profit Shares	264,961	49,055	-	4,731,366	8,416,558	2,508,724
Administrative and Filing Fees	37,701	1,153,304	1,479,720	1,641,858	622,464	182,404
Total Expenses	4,756,803	21,075,037	28,533,570	32,524,242	19,572,825	6,704,020
NET INVESTMENT LOSS	(802,163)	(3,887,065)	(12,813,906)	(25,648,340)	(17,741,292)	(5,579,551)
NET INCOME (LOSS)	$(12,152,813)	$28,388,821	$(33,995,508)	$12,537,544	$26,034,578	$8,064,008

Balance Sheet Data	March 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002

Partner’s Capital	$301,992,974	$326,172,570	$396,829,138	$586,978,366	$270,488,591	$105,744,139
Net Asset Value per Unit	$233.11	$242.51	$224.17	$234.41	$224.63	$196.23

The following month-end net asset value per unit information has been derived from financial and accounting data of the Partnership.

MONTH-END NET ASSET VALUE PER INITIAL UNIT
	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2002	$172.84	$167.29	$167.42	$168.82	$175.76	$189.55	$192.20	$193.42	$203.57	$196.64	$187.30	$196.23
2003	$212.87	$221.65	$207.96	$208.62	$217.96	$209.68	$206.45	$206.34	$199.40	$210.45	$207.90	$224.63
2004	$226.76	$243.15	$248.26	$237.31	$234.35	$227.99	$223.83	$214.07	$215.06	$222.39	$232.33	$234.41
2005	$219.59	$218.75	$217.11	$213.97	$212.55	$211.75	$206.46	$206.27	$208.46	$210.63	$221.59	$224.17
2006	$225.13	$224.83	$232.20	$240.27	$241.84	$241.05	$230.50	$228.68	$227.51	$233.62	$238.87	$242.51
2007	$250.27	$243.24	$233.11

Pursuant to CFTC policy, monthly performance is presented from January 1, 2002, even though the Units were outstanding prior to such date.

ML SELECT FUTURES I L.P.
March 31, 2007

Type of Pool:  Single Advisor/Publicly-Offered/Non-“Principal Protected”(1)
Inception of Trading: April 1996
Aggregate Subscriptions:    $586,399,624
Current Capitalization:   $301,992,974
Worst Monthly Drawdown(2):  (6.32)% (01/05)
Worst Peak-to-Valley Drawdown(3):  (16.91)% (04/04-08/05)

Net Asset Value per Unit, March 31, 2007:   $233.11

Monthly Rates of Return
Month	2007	2006	2005	2004	2003	2002
January	3.20%	0.43%	(6.32)%	0.95%	8.48%	(2.56)%
February	(2.81)	(0.14)	(0.38)	7.23	4.12	(3.21)
March	(4.16)	3.28	(0.75)	2.10	(6.18)	0.07
April		3.48	(1.45)	(4.41)	0.31	0.84
May		0.65	(0.67)	(1.25)	4.48	4.11
June		(0.33)	(0.37)	(2.71)	(3.80)	7.85
July		(4.38)	(2.50)	(1.82)	(1.54)	1.40
August		(0.79)	(0.09)	(4.36)	(0.05)	0.63
September		(0.51)	1.06	0.46	(3.36)	5.25
October		2.69	1.04	3.41	5.54	(3.40)
November		2.25	5.20	4.47	(1.21)	(4.75)
December		1.52	1.16	0.89	8.05	4.76
Compound Annual Rate of Return	(3.87)%	8.18%	(4.37)%	4.35%	14.47%	10.63%

(1) Certain funds, including funds sponsored by MLAI, are structured so as to guarantee to investors that their investment will be worth no less than a specified amount (typically, the initial purchase price) as of a date certain after the date of investment.  The CFTC refers to such funds as “principal protected”.  The Partnership has no such feature.

(2) Worst Monthly Drawdown represents the largest negative Monthly Rate of Return experienced since January 1, 2002 by the Partnership; a drawdown is measured on the basis of month-end Net Asset Value only, and does not reflect intra-month figures.

(3) Worst Peak-to-Valley Drawdown represents the greatest percentage decline since January 1, 2002 from a month-end cumulative Monthly Rate of Return without such cumulative Monthly Rate of Return being equaled or exceeded as of a subsequent month-end.  For example, if the Monthly Rate of Return was (1)% in each of January and February, 1% in March and (2)% in April, the Peak-to-Valley Drawdown would still be continuing at the end of April in the amount of approximately (3)%, whereas if the Monthly Rate of Return had been approximately 3% in March, the Peak-to-Valley Drawdown would have ended as of the end of February at approximately the (2)% level.

(4) Monthly Rate of Return is the net performance of the Partnership during the month of determination (including interest income and after all expenses have been accrued or paid) divided by the total equity of the Partnership as of the beginning of such month.

(b)	Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations

General

Sunrise has been the Partnership’s sole Advisor since July 1, 1998.  Sunrise is a trend-following trader, whose program does not attempt to predict price movements.  Sunrise has generally not relied on using fundamental economic supply or demand analyses nor macroeconomic assessments of the relative strengths of different national economies or economic sectors.  Instead, its program applies proprietary models to analyze past market data, and from this data attempts to determine whether market prices are trending.  As a technical trader, Sunrise bases its strategies on the theory that market prices reflect the collective judgement of numerous market participants and are, accordingly, an efficient indication of market movements.  However, there are frequent periods during which fundamental factors external to the market dominate prices.

If Sunrise’s models identify a trend, it signals positions, which follow the trend.  When these models identify the trend as having ended or reversed, these positions are either closed out or reversed.  Due to their trend-following character, Sunrise’s program does not predict either the commencement or the end of a price movement.  Rather, its objective is to identify a trend early enough to profit from it and detect its end or reversal in time to close out the Partnership’s positions while retaining most of the profits made from following the trend.

There are so many influences on the markets that the same general type of economic event may lead to a price trend in some cases but not in others.  The analysis is further complicated by the fact that the programs are designed to recognize only certain types of trends and to apply only certain criteria of when a trend has begun.  Consequently, even though significant price trends may occur, if these trends are not comprised of the type of intra-period price movements, which its program is designed to identify, Sunrise may miss the trend altogether.

Performance Summary

This performance summary is an outline description of how the Partnership performed in the past, not necessarily any indication of how it will perform in the future.  In addition, the general causes to which certain price movements are attributed may or may not in fact have caused such movements, but simply occurred at or about the same time.

Sunrise is unlikely to be profitable in markets in which such trends do not occur.  Static or erratic prices are likely to result in losses.  Similarly, unexpected events (for example, a political upheaval, natural disaster or governmental intervention) can lead to major short-term losses, as well as gains.

While there can be no assurance that Sunrise will be profitable under any given market condition, markets in which substantial and sustained price movements occur typically offer the best profit potential for the Partnership.

January 1, 2007 to March 31, 2007

Total Trading Profit (Loss)
Stock Indices	$(2,933,041)
Metals	(5,507,803)
Interest Rates	(2,659,902)
Energy	(2,025,075)
Agricultural Commodities	1,102,901
Currencies	672,270
$(11,350,650)

The Partnership experienced an overall loss for the quarter. The agriculture and currency sectors posted profits for the Partnership while energy, interest rates, stock indices and metal sectors sustained losses.

The agriculture sector was the most profitable for the Partnership.  Profits from sugar were profitable at the beginning of the quarter as prices continued to decline. Soybeans and soybean meal futures rallied mid-quarter due to new contract highs on the possibility of planting and weather problems. The quarter ended with losses posted to the Partnership due to weakened commodities prices causing the Partnership to exit most of the long positions.

The currency sector was also profitable for the Partnership. There were gains at the beginning of the quarter due to long British pound positions against the Swiss franc, the Euro and the Japanese yen. The British pound continued to strengthen against most major currencies due to rising United Kingdom interest rates reaching a two year high against the Euro and an eight year high against the Japanese yen. The United States dollar also gained upward momentum especially against the Japanese yen. Losses were posted mid-quarter as the United States dollar declined significantly against the Japanese yen causing a partial liquidation of the Partnership’s short Japanese yen trades. Major currency cross rates also posted losses for the Partnership due to the declining British pound. Trading in currencies at quarters’ end was slightly positive due to minor currencies, especially in the Australian dollar and the New Zealand dollar, which moved higher in favor of the Partnership’s long positions.

Trading in the energy sector posted losses for the Partnership. The quarter began with profits posted to the Partnership due to the United States crude futures falling to a twenty month low. Declining energy prices reached profit target levels resulting in a partial liquidation of the Partnership’s short energy positions. Rising inventories and warm weather were the primary drivers of the downward move. Despite initial weakness, the oil complex moved upward beginning mid-quarter and remained volatile with crude oil reaching a two-month high when the price rose above $60.00 a barrel. This move contributed heavily to the sector losses suffered by the Partnership’s short energy positions. Crude oil initially weakened and then rallied to 2007 highs due to uncertainty over the hostage situation between the United Kingdom and Iran. Most of the Partnership’s short energy positions were liquidated at quarters end.

The interest rate sector also posted losses for the Partnership.  Performance in the interest rate markets were mixed at the beginning of the quarter due to yields rising in most major markets, except Japan with moderate profits being generated in European interest rates futures. Losses were also incurred mid-quarter as investors fled to safer alternatives and drove the market higher, against the Partnership’s short positions. The stock market decline triggered a rally in interest rate futures at quarters’ end which generated losses for the Partnership.

Stock indices posted losses for the Partnership.  Equity markets performed well at beginning of the quarter due to soft inflation and solid economic growth creating a positive environment for equities as long trades in both domestic and foreign stock indices recorded profits.  Mid-quarter, however, generated losses due to the fact that most major stock indices had been at their long-term high and the Partnership had to liquidate a small portion of its long positions as profit targets were reached.  Indices continued to decline to the end of the quarter.

The metals sector posted losses for the Partnership. Due to the volatility of the markets, trading was difficult throughout the quarter.  There were no positions in the metal markets mid-quarter due to a lack of trends and/or unacceptable volatility. The quarters trading in this sector ended with losses posted.

  2006

Total Trading Profit (Loss)
Stock Indices	$8,321,295
Metals	13,145,842
Interest Rates	6,848,350
Energy	470,071
Agricultural Commodities	(1,879,496)
Currencies	5,369,824
$32,275,886

The Partnership’s performance was an overall gain in 2006 with metals, stock indices, interest rates, currencies and energy posting gains while agriculture posted losses.

The metals sector produced gains for the Partnership. The year began with both precious and base metals continuing to be supported by strong supply-demand fundamentals. Concerns about the mining industry’s ability to meet growing demand, coupled with inflation and geopolitical concerns continued to drive prices higher. Gold, which is considered an indicator of inflation, rose to a 25-year high. Silver, which followed other precious and industrial metals, was trading at historically high levels, hitting a 22-year high. Growing demand for industrial metals in Asian economies seemed to be the main source of price support for the entire metals sector.  During the second quarter, the metals complex rallied to historically high levels, supported by a strong demand and tight global supplies. The rally attracted more speculative commodity interest, which further intensified the buying momentum. Trading was difficult throughout the third quarter due to the volatility of the markets. The year ended with the metals sector maintaining the profits it gained throughout the year.

The stock indices sector produced gains for the Partnership. Stock indices were profitable through the whole first quarter. During the second quarter, prices fell in May reflecting fears that inflation and rising interest rates might hurt corporate profits. Late in the quarter, prices moved higher after the U.S. Federal Reserve’s quarter-point rate hike. The stock market reacted to the statement that accompanied the U.S. Federal Reserve’s decision as the Federal Reserve toned down its warning about further rate increases. During the third quarter, the DAX, Germany’s benchmark stock index, was near a three-year high and the Nikkei 225 Stock Index reached a new four-year high. The year ended with several European and Japanese, as well as some domestic stock markets rising to new record highs.

The interest rates sector produced gains for the Partnership. The year started with year strong economic growth in the U.S. and abroad prompting central banks to raise interest rates.  The purpose of the economic tightening policy is to control the inflationary trend that tends to accompany economic growth. Mid-year global bond prices declined in anticipation of further interest rate increases. Strong economic data and growing inflation worries pushed yields to multi-year highs. Uncertainty about the U.S. Federal Reserve’s position on interest rate increases contributed towards keeping the markets volatile and choppy. A quarter-point interest rate hike at the end of June brought the short-term interest rates to 5.25%. During the third quarter, the U.S. Federal Reserve decided not to increase interest rates for the first time in two years. The year ended with inflation fears decreasing and short term interest rates remaining unchanged for the third consecutive month with the market remained range bound.

The currency sector produced gains for the Partnership. The beginning of year was characterized by choppy, non-directional patterns making it difficult to identify trends. The U.S. dollar weakened against other major currencies. Mid-year the U.S. dollar came under pressure from several fronts and moved lower against other major currencies. Comments from the group of seven industrialized nations that addressed global imbalances and called for more currency flexibility caused the U.S. dollar to fall.  The U.S. dollar weakened further when the U.S. Federal Reserve signaled it might pause in its interest tightening cycle. The British pound outperformed the other major currencies and became the largest contributor to the Partnership’s positive performance.  The U.S. dollar advanced against most major and minor currencies, due largely to speculation over interest rates.  Another factor in the U.S. dollar’s rise was weakness in its counterparts, especially the Japanese yen, the New Zealand dollar and the African rand. At the beginning of the third quarter, there were no gains due to concerns about lower growth and higher inflation. The U.S. currency reversed direction in reaction to soft economic data and declined against most major currencies. The British pound was under pressure at the end of the quarter in reaction to unfavorable economic reports. At the beginning of the fourth quarter, the U.S. dollar moved in relatively narrow ranges; it rose against other major currencies in early October only to reverse course and weaken in the second half of the month. Mid quarter, the British pound took center stage, rising to a 14-year high versus the U.S. dollar and generated significant profits for the Partnership’s long positions. The year ended with the U.S dollar higher against most major currencies.

The energy sector produced gains for the Partnership. At the beginning of the year, the energy sector posted a small profit for the Partnership. Mid-year crude oil prices moved up and reached an exchange-record level of $75.35 per barrel as concerns about tight summer gasoline supplies and tensions over Iran’s nuclear program remained high. During the third quarter, crude oil prices topped at $79 a barrel as a result of the current conflict in the Middle East and concern that conflict might spread to other countries, including the threat to oil exports from the Persian Gulf. Crude oil prices fell below $60 a barrel at the end of the quarter down 21% from its high at the beginning of the quarter. The factors behind the dramatic price decline included growing inventories and a slowdown in global economic growth. The year ended as energy prices weakened in reaction to unseasonably warm weather in the Northeastern U.S. and rising inventories of gasoline and other products. Falling oil prices triggered several profit-taking signals for the Partnership.

The agriculture sector produced losses for the Partnership. The beginning of the year saw sugar as the main single market contributor to positive returns reaching the highest price level since 1995. Mid-year favorable weather forecasts for the Midwest put pressure on grain futures and caused the Partnership to liquidate long corn and wheat positions. The third quarter ended with the sector posting losses due to increased volatility. The year ended with corn prices rising to new highs on expectations of strong ethanol demand and wheat prices moving higher due to reports of tight supplies.

2005

Total Trading Profit (Loss)
Stock Indices	$13,907,052
Metals	8,710,419
Interest Rates	8,153,645
Energy	(113,377)
Agricultural Commodities	(1,958,031)
Currencies	(49,881,310)
$(21,181,602)

The Partnership experienced an overall loss for the year. Stock indices, metals sector and interest rates were profitable for the Partnership while the energy sector, agricultural commodities, and currencies sustained losses.

Stock indices posted the highest profit for the Partnership. There were little gains in the first half of the year due to such a volatile trading environment. Stock indices outperformed the other sectors in the Partnership in the third quarter. In particular, the DAX, German’s benchmark stock index was near a three-year high and the Nikkei 225 Stock Index reached a new four-year high. The Partnership took advantage of its trading profits by partially liquidating its long positions at profit target levels. The year ended with foreign stock indices continuing to be profitable, moving to new highs. This caused an exit in the remaining long Nikkei 225 position to lock in profit targets.

The metals sector was profitable for the Partnership. The year began with trend reversals and severe volatility causing losses in precious and base metals only to regain their bullish momentum as the year progressed with aluminum and copper prices strengthening due to a tighter supply-demand situation. The gold futures appreciated significantly in September due to the increased demand for gold which is a direct correlation to rising inflation expectations. Strong demand combined with historically low inventories and inflation concerns drove the prices to new highs in November. Therefore, profitable metals positions (copper, aluminum) were partially liquidated after reaching profit targets. The year ended with gold, which is usually sensitive to the U.S. dollar and tends to move in the opposite direction, reaching new contract highs as the U.S. dollar declined in value. Silver and aluminum also posted solid profits.

The interest rate sector also posted gains for the Partnership. The year began with both domestic and foreign interest rate futures recording record profits as yields on long-term debt instruments continued to fall. However, the trend reversed early in the year generating profits on short Eurodollar positions only to reverse again at the end of the June. France’s decision not to ratify a new European constitution seemed to contribute to the rally in interest rate futures. Favorable economic news and expectations that the Federal Reserve might stop raising interest rates in the summer may also explain the strength in bond prices. On July 1st, the U.S. Federal Reserve raised the Federal funds rate by another 0.25%, which represented the ninth increase of that size since the central bank began to tighten credit in June 2004 and caused the price of underlying debt instruments to move down against long positions. Gains were generated in short-term interest rate futures with the Partnership having a short position in the Eurodollar.  The year ended with losses as prices moved against the Partnership’s short positions. The Partnership experienced an inversion of the yield curve as long-term yields dropped below the level of short-term yields. The strong demand of  U.S. Treasury bonds and notes may have been driving long-term yields lower.

The energy sector posted losses for the Partnership. Trading in this sector was in the third quarter only. Crude oil rallied to levels above $70.00 per barrel but dropped sharply after the U.S. government decided to release some oil from energy stockpiles, while the Partnership’s long crude oil positions recorded profits. Prices remained at levels not seen for 15 years as the market struggled for direction after refinery and production shutdowns in the aftermath of Hurricanes Katrina and Rita.

The agricultural sector posted losses for the Partnership due to the volatility of the trading market. Profits from sugar reached an 11 year high and became one of the best performing commodities in 2006. However, profits from sugar could not offset losses sustained from other commodities.

The currency sector was the least profitable for the Partnership.  The year was characterized by a strong U.S. dollar even in light of higher energy prices and Hurricane Katrina’s effects.  At the beginning of the year, the U.S. dollar gained support by improved U.S. economic data and moved higher against most major and minor currencies. The rising U.S. dollar triggered exit signals for short U.S. dollar positions which resulted in losses. The trend of a stronger U.S. dollar continued through the middle part of the year as key economic reports indicated the United States is growing faster than other developed countries coupled with higher interest rates in the U.S. In the beginning of July, there was an approximate 2% revaluation of the Chinese yuan against the U.S. dollar which led to a short rally in several Asian currencies including the Japanese yen. Positive momentum for the U.S. dollar came at the end of the year which resulted from favorable interest rate differentials. The U.S. interest rates had climbed by 300 basis points over the past two years, while European and Japanese rates have remained stagnant.

2004

Total Trading Profit (Loss)
Interest Rates	$(7,383,376)
Stock Indices	3,019,830
Agricultural Commodities	18,636,462
Currencies	(5,746,930)
Energy	29,932,564
Metals	(272,666)
$38,185,884

The Partnership was profitable overall for the year with gains experienced in the energy, agricultural commodities, and stock indices sectors.  Losses were realized in the metals, currency and interest rate sectors.

The energy sector was the most profitable for the Partnership.  Small losses in January due to crude oil were offset by gains in the remaining part of the first quarter.  This gain was supported by an unusually high level of weather-related demand and tight U.S. inventories.  During the second quarter, the energy sector was the most profitable sector as crude oil prices reached new record highs.  Higher prices were attributed mostly to growing demand.  In the latter part of the second quarter, crude oil experienced the most dramatic price increase since the mid 1970’s as a result of rapidly growing demand in the developing world and ongoing geopolitical tensions.  Hurricane disruptions also helped in pushing the market prices upward.  Crude oil continued its trend in the early part of the fourth quarter, reaching record highs with small losses posted in the remaining part of the quarter.

The agricultural commodities sector posted solid gains despite losses in the second quarter.  During the first quarter, the agricultural commodities sector provided the greatest gains for the Partnership.  Early in the quarter, unusually tight grain inventory sent corn and bean prices to new contract highs.  In March, grains rallied to new highs supported by growing global demand and a drastic reduction in grain inventories.  Losses were posted during the second quarter.  Volatile conditions in May prevented the Partnership from initiating any new positions and the market exposure was reduced to historically low levels.   The agricultural market posted a net gain for the third quarter despite losses mid-quarter.  Short corn and cotton trades generated positive returns as corn continued its downward trend and cotton prices weakened.  Factors favored a trend towards higher coffee prices during the last part of the fourth quarter.  The price of coffee surpassed one dollar a pound for the first time since July of 2000 as supplies to keep pace with demand.

The stock indices sector posted gains for the Partnership.  Trading in stock indices posted gains for the first quarter, with January being the most profitable month despite a volatile trading market.  During the second quarter trading in stock indices posted losses for the Partnership; however June ended with foreign stock indices producing marginal profits for the Partnership but not enough to recover losses earlier in the quarter.  In the third quarter, trading in stock indices posted losses due to thin trading conditions and direction-less markets.  In the beginning of the fourth quarter, stock indices continued to trend upward on strong economic data and favorable earnings reports.  In the latter part of the year, trading in the stock market indices was profitable as stocks rose to their highest levels for the year in response to positive economic news and earnings reports.

The metals sector posted a loss for the year despite posting significant gains early in the year. During the first quarter, despite the volatility in the market, copper and aluminum posted profits early in the quarter, due to tight supplies.  Base metals, with the exception of nickel, continued to rise driven by strong demand, U.S. dollar weakness and declining stocks.  Silver was the best performing market overall.  The metals sector posted losses for the Partnership in the second quarter.  News about a slowing Chinese economy and possible decline in global demand for commodities put downward pressure on commodity prices, especially metals.  In the third quarter, metals posted a loss despite small gains in the latter part of the quarter, primarily due to low trading volumes early in the quarter followed by a difficult trading environment with markets trading in extremely narrow ranges and the absence of any directional movement.   Zinc rallied against the Partnership’s short positions reaching the highest price since June, causing losses at the end of the quarter.  During the fourth quarter positions in precious and industrial metals were profitable, with trading capitalizing on the rising prices of gold, silver, and zinc.  In the latter part of the year, the gaining trend continued as aluminum reached its highest level in nine years and the price of zinc rose to a five year high.

The currency sector posted a loss overall for the Partnership.  Currencies started the year as profitable followed by very volatile markets later in the first quarter which detracted from performance.  Losses were posted for the sector in the second quarter.  The largest losses came from short U.S. dollar positions versus minor currency positions.  The second quarter ended with currency trading exposure close to a historic low for the month of June with few trading opportunities in the markets.  The currency sector posted the largest losses for the third quarter, with the largest losses posted in August.  With questions over soft employment numbers, terror alerts, uncertainty about the U.S. election and high oil prices, the U.S. dollar initially weakened, then gained momentum against major European currencies later in August.  Currency cross rates produced the largest losses within this sector.  Early in the fourth quarter, the U.S. dollar weakened against all of its major currency counterparts thus generating profits for short positions.  Many events, including higher oil prices and uncertainties surrounding a close presidential election, put pressure on the U.S. currency.  In November, the strongest performer was the currency sector, benefiting from the bearish U.S. dollar trend as the currency’s decline continued throughout the month.  Currency trading was difficult in December with the U.S. dollar declining to record lows against some major and minor currencies, generating profits which were offset by losses in major currency cross rates.

The interest rate sector posted the largest losses for the year.  In the first quarter, the sector posted gains as interest rate futures moved higher and generated profits.  Both domestic and foreign interest rate positions posted solid gains.  The interest rate sector posted the largest losses for the Partnership in the second quarter.  In the beginning of the second quarter, the market focused on growing expectation of higher U.S. interest rates and began to prepare for the initial rate increase by the U.S. Federal Reserve.  Expectations of rising interest rates sent the prices of long-term interest rate futures to their lowest levels in several months.  Jobless claims and manufacturing data proved to be slightly worse than expected and thus had a much bigger impact on the market than the U.S. Federal Reserve’s expected rate hike.  During the third quarter, the U.S. Treasury markets showed high levels of volatility.  Despite the 25 basis point increase in short-term interest rates by the U.S. Federal Reserve, the prices of 30-year Treasury Bonds and ten-year Notes rose sending long-term U.S. Treasury yields down.  In October, profits were posted on the long side of interest rate futures due to declining long term yields both in the U.S. and abroad.  The fourth quarter ended with gains posted in the sector for the end of the year.

Variables Affecting Performance

The principal variables that determine the net performance of the Partnership are gross profitability from the Partnership’s trading activities and interest income.

During all periods set forth above “Selected Financial Data”, the interest rates in many countries were at unusually low levels.  The low interest rates in the United States (although higher than in many other countries) negatively impacted revenues because interest income is typically a major component of the Partnership’s profitability.  In addition, low interest rates are frequently associated with reduced fixed income market volatility, and in static markets the Partnership’s profit potential generally tends to be diminished.  On the other hand, during periods of higher interest rates, the relative attractiveness of a high risk investment such as the Partnership may be reduced as compared to high yielding and much lower risk fixed-income investments.

The Partnership’s Brokerage Commissions and Administrative Fees are a constant percentage of the Partnership costs (other than the insignificant currency trading costs which are not based on a percentage of the Partnership’s assets allocated to trading or total) are the profit shares payable to the Advisor based on the new trading profits generated by the Partnership excluding interest and after reduction for a portion of the Brokerage Commissions.

Unlike many investment fields, there is no meaningful distinction in the operation of the Partnership between realized and unrealized profits.  Most of the contracts traded by the Partnership are highly liquid and can be closed out at any time.

Except in unusual circumstances, factors—regulatory approvals, cost of goods sold, employee relations and the like—which often materially affect an operating business have virtually no impact on the Partnership.

Liquidity; Capital Resources

The Partnership borrows only to a limited extent and only on a strictly short-term basis in order to finance losses on non-U.S. dollar denominated trading positions pending the conversion of the Partnership’s U.S. dollar deposits. These borrowings are at a prevailing short-term rate in the relevant currency.

Substantially all of the Partnership’s assets are held in cash. The Net Asset Value of the Partnership’s cash is not affected by inflation. However, changes in interest rates could cause periods of strong up or down price trends, during which the Partnership’s profit potential generally increases. Inflation in commodity prices could also generate price movements, which the strategies might successfully follow.

Because substantially all of the Partnership’s assets are held in cash, the Partnership should be able to close out any or all of its open trading positions and liquidate any or all of its securities holdings quickly and at market prices, except in very unusual circumstances. This permits the Advisor to limit losses as well as reduce market exposure on short notice should its strategies indicate doing so. In addition, because there is a readily available market value for the Partnership’s positions and assets, the Partnership’s monthly Net Asset Value calculations are precise, and investors need only wait ten business days to receive the full redemption proceeds of their Units.

(The Partnership has no applicable off-balance sheet arrangements and tabular disclosure or contractual obligations of the type described in Items 3.03(a)(4) and 3.03(a)(5) of Regulation S-K.)

(c)	Quantitative And Qualitative Disclosures About Market Risk

Introduction

The Partnership is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes and all or substantially all of the Partnership’s assets are subject to the risk of trading loss.  Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership’s main line of business.

Market movements result in frequent changes in the fair market value of the Partnership’s open positions and, consequently, in its earnings and cash flow. The Partnership’s market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification effects among the Partnership’s open positions and the liquidity of the markets in which it trades.

The Partnership, under the direction of Sunrise, rapidly acquires and liquidates both long and short positions in a wide range of different markets.  Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership’s past performance is not necessarily indicative of its future results.

Value at Risk is a measure of the maximum amount which the Partnership could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership’s speculative trading and the recurrence in the markets traded by the Partnership of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership’s experience to date (i.e., “risk of ruin”). In light of the foregoing, as well as the risks and uncertainties intrinsic to all future projections, the quantifications included in this section should not be considered to constitute any assurance or representation that the Partnership’s losses in any market sector will be limited to Value at Risk or by the Partnership’s attempts to manage its market risk.

Quantifying The Partnership’s Trading Value At Risk

Quantitative Forward-Looking Statements

The following quantitative disclosures regarding the Partnership’s market risk exposures contain “forward-looking statement” within the meaning of the safe harbor form civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in

Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).  All quantitative disclosures in this section are deemed to be forward-looking statements for purposes of the safe harbor, except for statements of historical fact.

The Partnership’s risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk.  Due to the Partnership’s mark-to-market accounting, any loss in the fair value of the Partnership’s open positions is directly reflected in the Partnership’s earnings (realized or unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk.  Maintenance margin requirements are set by exchanges to equal or exceed the maximum loss in the fair value of any given contract incurred in 95%-99% of the one-day time periods included in the historical sample (generally approximately one year) researched for purposes of establishing margin levels.  The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation.

In the case of market sensitive instruments which are not exchange-traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk.  In those rare cases in which a futures-equivalent margin is not available, dealers’ margins have been used.

100% positive correlation in the different positions held in each market risk category has been assumed.  Consequently, the margin requirements applicable to the open contracts have been aggregated to determine each trading category’s aggregate Value at Risk.  The diversification effects resulting from the fact that the Partnership’s positions are rarely, if ever, 100% positively correlated have not been reflected.

The Partnership’s Trading Value at Risk in Different Market Sectors

The following table indicates the average, highest and lowest trading Value at Risk associated with the Partnership’s open positions by market category for the fiscal years. During the first quarter of 2007 and during 2006, the Partnership’s average capitalization was approximately $319,388,794 and $354,244,209 respectively.  During the fiscal year 2005, the Partnership’s average capitalization was approximately $484,905,224.

March 31, 2007
Market Sector	Average Value at Risk	% of Average Capitalization	Highest Value At Risk	Lowest Value At Risk
Agricultural Commodities	$1,093,399	0.34%	$2,269,543	$27,165
Currencies	6,674,329	2.09%	10,259,936	3,740,587
Energy	991,920	0.31%	1,516,450	298,620
Interest Rates	27,111,131	8.49%	36,621,276	20,329,506
Metals	1,342,882	0.42%	3,189,574	74,447
Stock Indices	6,042,359	1.89%	9,885,296	3,005,034

TOTAL	$43,256,020	13.54%	$63,742,075	$27,475,359

December 31, 2006
Market Sector	Average Value at Risk	% of Average Capitalization	Highest Value At Risk	Lowest Value At Risk
Currencies	$1,887,758	0.53%	$6,222,410	$197,905
Metals	183,195	0.05%	458,773	-
Stock Indices	1,534,109	0.43%	5,526,258	-
Interest Rates	26,922,172	7.60%	33,894,080	13,349,857
Energy	589,740	0.17%	2,618,734	-
Agricultural Commodities	218,024	0.06%	1,475,549	-

TOTAL	$31,334,998	8.85%	$50,195,804	$13,547,762

December 31, 2005
Market Sector	Average Value at Risk	% of Average Capitalization	Highest Value At Risk	Lowest Value At Risk
Currencies	$6,987,693	1.44%	$17,754,659	$2,858,755
Metals	1,196,851	0.25%	2,854,149	173,179
Stock Indices	2,376,331	0.49%	4,192,393	737,915
Interest Rates	23,465,447	4.84%	41,662,275	14,439,368
Energy	173,769	0.04%	1,117,195	-
Agricultural Commodities	986,646	0.20%	2,046,715	310,872

TOTAL	$35,186,737	7.26%	$69,627,386	$18,520,089

Material Limitations on Value at Risk as an Assessment of Market Risk

The face value of the market sector instruments held by the Partnership is typically many times the applicable maintenance margin requirement (maintenance margin requirements generally ranging between approximately 1% and 10% of contract face value) as well as many times the capitalization of the Partnership.  The magnitude of the Partnership’s open positions creates a “risk of ruin” not typically found in most other investment vehicles.  Because of the size of its positions, certain market conditions — unusual, but historically recurring from time to time — could cause the Partnership to incur severe losses over a short period of time.   The foregoing Value at Risk table — as well as the past performance of the Partnership — gives no indication of this “risk of ruin.”

Non-Trading Risk

Foreign Currency Balances; Cash on Deposit with MLPF&S

The Partnership has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as the market risk they represent) are immaterial.

The Partnership also has non-trading market risk on the approximately 90%-95% of its assets which are held in cash at MLPF&S. The value of this cash is not interest rate sensitive, but there is cash flow risk in that if interest rates decline so will the cash flow generated on these monies. This cash flow risk is immaterial.

Qualitative Disclosures Regarding Primary Trading Risk Exposures

The following qualitative disclosures regarding the Partnership’s market risk exposures -- except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership manages its primary market risk exposures -- constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Partnership’s primary market risk exposures as well as the strategies used and to be used by MLAI and the Sunrise for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Partnership’s risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of the Partnership. There can be no assurance that the Partnership’s current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of the time value of their investment in the Partnership.

The following were the primary trading risk exposures of the Partnership as of March 31, 2007, by market sector.

Interest Rates

Interest rate risk is the principal market exposure of the Partnership.  Interest rate movements directly affect the price of derivative sovereign bond positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership’s profitability. The Partnership’s primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries.  However, the Partnership also takes positions in the government debt of smaller nations e.g., Australia. The Partnership anticipates that G-7 interest rates will remain the primary market exposure of the Partnership for the foreseeable future.

Currencies

The Partnership trades in a number of currencies. However, the Partnership’s major exposures have typically been in the U.S. dollar/Japanese yen, U.S. dollar/Euro and U.S. dollar/Swiss franc positions. The Partnership does not anticipate that the risk profile of the Partnership’s currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk of maintaining Value at Risk in a functional currency other than U.S. dollars.

Stock Indices

The Partnership’s primary equity exposure is to S&P 500, Nikkei and German DAX equity index price movements. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S., European and Asian indices.

Metals

The Partnership’s metals market exposure is to fluctuations in both the price of precious and non-precious metals.

Agricultural Commodities

The Partnership’s primary agricultural commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Soybeans, grains, cotton and sugar accounted for the substantial bulk of the Partnership’s agricultural commodities exposure as of March 31, 2007. However, it is anticipated that the Sunrise will maintain an emphasis on cotton, grains and sugar, in which the Partnership has historically taken its largest positions.

Energy

The Partnership’s primary energy market exposure is to natural gas and crude oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

Qualitative Disclosures Regarding Non-Trading Risk Exposure

The following were the only non-trading risk exposures of the Partnership as of March 31, 2007.

Foreign Currency Balances

The Partnership’s primary foreign currency balances are in Japanese yen, British pounds and Euros.

U.S. Dollar Cash Balance

The Partnership holds U.S. dollars only in cash at MLPF&S. The Partnership has immaterial cash flow interest rate risk on its cash on deposit with MLPF&S in that declining interest rates would cause the income from such cash to decline.

Qualitative Disclosures Regarding Means of Managing Risk Exposure

Trading Risk

MLAI has procedures in place intended to control market risk, although there can be no assurance that they will, in fact, succeed in doing so. These procedures focus primarily on monitoring the trading of the Advisor, calculating the Net Asset Value of the Partnership account managed by the Advisor as of the close of business on each day and reviewing outstanding positions for over-concentrations. While MLAI does not itself intervene in the markets to hedge or diversify the Partnership’s market exposure, MLAI may urge the Advisor to reallocate positions in an attempt to avoid over-concentrations.  However, such interventions are unusual. Sunrise applies its own risk management policies to its trading.

Sunrise Risk Management

Sunrise attempts to control risk through the utilization of proprietary risk management techniques, which are applied at all stages of the trading process. These techniques are designed to control all aspects of portfolio, market, and execution risk, with the stated goal of maintaining Sunrise’s historical rates of returns without increased volatility.

The basis for Sunrise’s risk management system is its scientific approach and historical research. This process attempts to measure the correlation and performance characteristics associated with various weightings assigned to different markets and sectors. Sunrise allocates equity risk to each market and market sector in an effort to minimize the possibility that any one market or sector has a disproportionate influence on the portfolio. Overall, portfolio exposure, drawdown and recovery periods are carefully studied.

Sunrise uses filters that attempt to avoid taking trades with poor risk/reward characteristics. In addition, once a trade is taken, an array of exit strategies are employed that attempt to protect open profits while exiting positions that fail to trend in the expected direction. Initial money stops are strictly followed and factors that would make it difficult to execute trades, such as reduced liquidity or extreme market developments, are also incorporated in the trading decision and risk management processes.

Other risk factors such as foreign currency risk when trading in non-U.S. markets, custodian risk, and counterparty risk when trading in the over-the counter markets are taken into account and play an important part of Sunrise’s overall risk management process. Sunrise uses only counterparties and brokers to execute trades that it and the market generally perceive as creditworthy. The majority of trades are done with institutions with which Sunrise has long-term relationships.

Non-Trading Risk

The Partnership controls the non-trading exchange rate risk by regularly converting foreign balances back into U.S. dollars at least once per week, and more frequently if a particular foreign currency balance becomes unusually high.

The Partnership has cash flow interest rate risk on its cash on deposit with MLPF&S in that declining interest rates would cause the income from such cash to decline. However, a certain amount of cash or cash equivalents must be held by the Partnership in order to facilitate margin payments and pay expenses and redemptions. MLAI does not take any steps to limit the cash flow risk on its cash held on deposit at MLPF&S.

Item 3.  Properties

The Partnership does not use any physical properties in the conduct of its business.

The Partnership's administrative offices are the administrative offices of MLAI (Merrill Lynch Alternative Investments LLC, Hopewell Building No. 2, 1200 Merrill Lynch Drive - First Floor, Pennington, New Jersey 08534).  MLAI performs administrative services for the Partnership from MLAI's offices.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

(a)	Security Ownership of Certain Beneficial Owners

Not applicable (The Units are non-voting limited partnership interests.  The Partnership is managed   by MLAI, its general partner).

(b)	Security Ownership of Management

As of March 31, 2007, MLAI owned 13,953 Unit-equivalent general partnership interests, which constituted 1.08% of the total Units outstanding, the principals of MLAI did not own any Units, and the Advisor did not own any Units.

(c)	Changes in Control

None.

(d)	Securities Authorized for Issuance Under Equity Compensation Plans:

Not applicable.

Item 5.  Directors and Executive Officers

(a, b)   Identification of Directors and Executive Officers

As a limited partnership, the Partnership itself has no officers or directors and is managed by MLAI. Trading decisions are made by Sunrise on behalf of the Partnership.

The managers and executive officers of MLAI and their respective business backgrounds are as follows:

Robert D. Ollwerther                 Chief Executive Officer, President and Manager

Barbra E. Kocsis                         Chief Financial Officer

Tom W. Lee                                  Manager

Robert D. Ollwerther was born in 1956. He is the Chief Executive Officer, President and a Manager of MLAI. He has over 20 years of experience in the securities industry. He began his career with Coopers & Lybrand, CPAs. Since joining Merrill Lynch in 1981, he has primarily served in finance positions in the U.S. and abroad, including Chief Financial Officer for Europe, the Middle East and Africa, Chief Financial Officer for Latin America and Canada, Chief Financial Officer of Global Equity Markets, Director of Institutional and International Audit and Manager of Merrill Lynch Financial Reporting.  He holds a Bachelor of Science in accounting from Fairfield University and a Master of Business Administration from New York University, and is a Certified Public Accountant.

Barbra E. Kocsis was born in 1966. She is Chief Financial Officer for MLAI. She is also a Director within the Merrill Lynch Global Private Client Global Infrastructure Solutions group. Prior to that, she was the Fund Controller of MLAI. Before coming to MLAI, Ms. Kocsis held various accounting and tax positions at Derivatives Portfolio Management LLC from May 1992 until May 1999, at which time she held the position of accounting director. Prior to that, she was an associate at Coopers & Lybrand in both the audit and tax practices. She graduated cum laude from Monmouth College in 1988 with a Bachelor of Science in Business Administration – Accounting and is a Certified Public Accountant.

Thomas W. Lee was born in 1969. He is a Managing Director in Merrill Lynch’s Market Investments and Origination Group, responsible for Global Private Client's equity and debt new issue businesses, and is a Vice President  and a Manager of MLAI.  Prior to joining Merrill Lynch in 1998, Mr. Lee was a corporate securities attorney at the law firm of Brown & Wood.  Mr. Lee received his J.D. from Emory University School of Law and a B.S. from Cornell University.

As of March 31, 2007, the principals of MLAI had no investment in the Partnership, and MLAI's general partner interest in the Partnership was valued at $3,242,952.

MLAI acts as the sponsor, general partner or manager to eight public futures funds whose units of limited partner or member interests are registered under the Securities Exchange Act of 1934: ML Trend-Following Futures Fund L.P., ML APM Global Futures Access LLC,  ML Appleton FuturesAccess LLC, ML Aspect FuturesAccess LLC, ML Cornerstone FuturesAccess LLC, ML Winton FuturesAccess LLC, ML Chesapeake FuturesAccess LLC, ML Systematic Momentum FuturesAccess LLC, ML Transtrend DTP Enhanced FuturesAccess LLC and the Partnership. Because MLAI serves as the sponsor, general partner or manager of each of these funds, the officers and managers of MLAI effectively manage them as officers and directors of such funds.

c)  Identification of Certain Significant Employees

None.

(d)	Family Relationships

None.

(e)	Business Experience

See Item 5 (a, b) above.

(f)	Involvement in Certain Legal Proceedings

None.

(g)	Promoters and Control Persons

Not applicable.

Item 6.  Executive Compensation

The managers and officers of MLAI are remunerated by MLAI in their respective positions. The Partnership does not itself have any officers, managers or employees.  The Partnership pays Brokerage Commissions to an affiliate of MLAI and Administrative Fees to MLAI.  MLAI or its affiliates may also receive certain economic benefits from possession of the Partnership's U.S. dollar assets.  The managers and officers receive no "other compensation" from the Partnership, and the managers receive no compensation for serving as managers of MLAI.  There are no compensation plans or arrangements relating to a change in control of either the Partnership or MLAI.

Item 7.  Certain Relationships and Related Transactions

(a)	Transactions Between Merrill Lynch and the Partnership

All of the service providers to the Partnership, other than Sunrise, are affiliates of Merrill Lynch. Merrill Lynch negotiated with Sunrise over the level of its advisory fees and Profit Shares. However, none of the fees paid by the Partnership to any Merrill Lynch party were negotiated, and they are higher than would have been obtained in arm’s-length bargaining.

The Partnership pays Merrill Lynch substantial Brokerage Commissions and Administrative Fees as well as bid-ask spreads on forward currency trades.  The Partnership also pays MLPF&S interest on short-term loans extended by MLPF&S to cover losses on foreign currency positions.

Within the Merrill Lynch organization, MLAI is the beneficiary of the revenues received by different Merrill Lynch entities from the Partnership. MLAI controls the management of the Partnership and serves as its promoter. Although MLAI has not sold any assets, directly or indirectly, to the Partnership, MLAI makes substantial profits from the Partnership due to the foregoing revenues.

No loans have been, are or will be outstanding between MLAI or any of its principals and the Partnership.

MLAI pays substantial selling commissions and trailing commissions to MLPF&S for distributing the Units.  MLAI is ultimately paid back for these expenditures from the revenues it receives from the Partnership.

(b)           Certain Business Relationships

MLPF&S, an affiliate of MLAI, acts as the principal commodity broker for the Partnership.

In 2006, the Partnership expensed:  (i) Brokerage Commissions of $19,872,678 to MLPF&S, which included $3,598,915 in consulting fees earned by Sunrise; and (ii) Administrative Fees of $903,304 to MLAI.  In addition, MLAI and its affiliates may have derived certain economic benefits from possession of a portion of the Partnership’s assets, as well as from foreign exchange and EFP trading.

As of March 31, 2007, the Partnership expensed: (i) Brokerage Commissions of $4,454,141 to MLPF&S, which included $844,324; and (ii) Administrative Fees of $202,460 to MLAI.

See Item 1(c), "Narrative Description of Business — Charges" and "— Description of Current Charges" for a discussion of other business dealings between MLAI affiliates and the Partnership.

(c)         Indebtedness Of Management

The Partnership is prohibited from making any loans, to management or otherwise.

Transactions With Promoters

Not applicable.

Item 8.  Legal Proceedings

There have been no administrative, civil or criminal actions, whether pending or concluded, against MLAI or Merrill Lynch or any of its individual principals during the past five years which would be considered “material” as that term is defined in Section 4.24(l)(2) of the Regulations of the CFTC, except as described below.

On May 21, 2002, MLPF&S, with no admission of wrongdoing or liability, agreed to pay $48 million to the State of New York, $50 million to the remaining states, Washington, D.C. & Puerto Rico and $2 million to NASAA relating to an investigation conducted by the New York Attorney General concerning research practices.

On March 19, 2003, Merrill Lynch & Co., Inc., the parent company and an approved person of MLPF&S, consented to an injunctive action instituted by the Securities and Exchange Commission (the “SEC”).  In its complaint, the SEC alleged that three years ago, in 1999, Merrill Lynch aided and abetted Enron Corp.’s (“Enron”) violations of Sections 10(b), 13(a),

13(b)(2) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1, 13a-3 and 13b2-1 thereunder, as a result of Merrill Lynch engaging in certain year-end transactions designed and proposed by Enron.  Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, and agreed to pay disgorgement, penalties and interest in the amount of $80 million.  In its release announcing the settlement, the Commission acknowledged that in agreeing to resolve this matter on the terms described above, the Commission took into account certain affirmative conduct by Merrill Lynch.

In April 2003, MLPF&S entered into a settlement with the SEC, the National Association of Securities Dealers (the “NASD”) and the New York Stock Exchange (the “NYSE”) as part of a joint settlement with the SEC, the NASD and the NYSE arising from a joint investigation by the SEC, the NASD and the NYSE into research analysts conflicts of interests.  Pursuant to the terms of the settlement with the SEC, NASD and NYSE, MLPF&S, without admitting or denying the allegations, consented to a censure.  In addition, MLPF&S agreed to a payment of (I) $100 million, which was offset in its entirety by the amount already paid by MLPF&S in the related proceeding with the State of New York and the other states (II) $75 million to fund the provision of independent research to investors; and (III) $25 million to promote investor education.  The payments for the provision of independent research to investors and to promote investor education are required to be made over the course of the next five years.  MLPF&S also agreed to comply with certain undertakings.

In March 2006, MLPF&S entered into a settlement with the SEC arising from an investigation related to MLPF&S’ retention and production of e-mail.  The SEC found that MLPF&S willfully violated Section 17(a) of the Exchange Act, and Rules 17a-4(b)(4) and 17a-4(j) thereunder.  Without admitting or denying the allegations, Merrill Lynch consented to the entry of an injunction enjoining it from violating the above-referenced provisions, entered into an undertaking regarding its policies and procedures and agreed to pay a civil penalty $2,500,000.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

(a)	Market Information

There is no established public trading market for the Units, and none is likely to develop.  Limited Partners may redeem Units on ten days written notice to MLAI as of the last day of each month at their Net Asset Value, subject to certain early redemption charges.

(b)	Holders

As of March 31, 2007, there were 3,526 holders of Units, including MLAI.

(a)	Dividends

MLAI has not made, and does not contemplate making, any distributions on the Units.

Item 10.  Recent Sales of Unregistered Securities

Issuance to accredited investors pursuant to Regulation D and Section 4(6) under the Securities Act. The selling agent of the Units was MLPF&S.

Between January 1, 2004 and March 31, 2007, the Partnership issued Units as set forth in the following chart.

Date of Closing	Number of investors	Number of Units sold	Aggregate offering price
January 31, 2004	338	112,241	$25,451,769.16
February 29, 2004	306	108,773	$26,448,154.95
March 31, 2004	720	216,682	$53,793,473.32
April 30, 2004	634	198,212	$47,037,689.72
May 31, 2004	586	188,439	$44,160,679.65
June 30, 2004	687	219,149	$49,963,780.51
July 31, 2004	711	264,195	$59,134,766.85
August 31, 2004	1	3,000	$642,210.00
September 30, 2004	-	0	$-
October 31, 2004	1	3,000	$667,170.00
November 30, 2004	0	0	$-
December 31, 2004	0	0	$-
January 31, 2005	0	0	$-
February 28, 2005	0	0	$-
March 31, 2005	0	0	$-
April 30, 2005	0	0	$-
May 31, 2005	0	0	$-
June 30, 2005	0	0	$-
July 31, 2005	0	0	$-
August 31, 2005	0	0	$-
September 30, 2005	6	1,843	$384,191.78
October 31, 2005	7	1,093	$230,218.59
November 30, 2005	5	2,558	$566,827.22
December 31, 2005	4	1,166	$261,382.22
January 31, 2006	5	557	$125,397.41
February 28, 2006	4	1,661	$373,442.63
March 31, 2006	5	807	$187,385.40
April 30, 2006	8	2,452	$589,142.04
May 31, 2006	10	2,583	$624,672.72
June 30, 2006	6	2,852	$687,474.60
July 31, 2006	5	1,066	$245,713.00
August 31, 2006	3	633	$144,754.00
September 30, 2006	9	2,639	$600,398.89
October 31, 2006	9	4,425	$1,033,768.50
November 30, 2006	3	734	$175,330.58
December 31, 2006	1	164	$39,771.64
January 31, 2007	1	1,536	$384,414.72
February 28, 2007	5	2,913	$708,558.12
March 31, 2007	9	1,750	$407,942.50

MLAI pays all selling commissions (equal to 4% of the subscription price of each Unit) as well as all ongoing compensation due in respect of the Units. MLAI pays such amounts to MLPF&S, which passes a portion of such amounts on to Merrill Lynch Financial Advisors who markets the Units, and to other persons, from time-to-time, participating in the distribution of the Units. Merrill Lynch Financial Advisors and other persons who may market the Units from time-to-time will receive ongoing production credits of 2% per annum of the average month-end Net Assets attributable to each outstanding Unit. Ongoing compensation will be accrued monthly, subject to recipients’ compliance with applicable registration and proficiency requirements, beginning at the end of the thirteenth full month after the related Unit is purchased through the month-end of redemption, actual credits and cash payments being made quarterly.

Item 11.  Description of Registrant’s Securities

General

The securities to be registered consist of Limited Partnership Interests.

The Fund’s Limited Partnership Agreement effectively gives MLAI, as General Partner, full control over the management of the Partnership.  Limited Partners have no voice in its operations.

Although as Limited Partners, investors have no right to participate in the control or management of the Partnership, they are entitled to: (i) vote on or approve certain changes to the Limited Partnership Agreement or the term of the Partnership, (ii) receive annual audited financial statements, monthly information as the CFTC requires and timely tax information; (iii) inspect the Partnership’s books and records; (iv) redeem Units; and (v) remove MLAI as general partner of the Partnership in accordance with the procedure as set forth in the next paragraph.

Limited Partners will have the right to remove and replace the General Partner if Limited Partners owning a majority of all outstanding Units vote to do so at a special meeting (“Special Meeting”) of the Partnership.  Limited Partners may call a Special Meeting by following the following two steps.  First, Limited Partners may obtain a Limited Partners list in order to contact other Limited Partners.  Limited Partners who obtain a Limited Partners list will be required to send a certification to the Partnership certifying that the Limited Partners will not use the Limited Partners list for any purpose other than to call a Special Meeting.  Second, Limited Partners are required to send a notice to the Partnership which states that the Limited Partners propose to remove or replace the General Partner.  Such notice must be signed by Limited Partners who own at least 10% of all outstanding Units.

Limited Partners or their duly authorized representatives may inspect the Partnership’s books and records, for any purpose reasonably related to their status as Limited Partners in the Partnership, during normal business hours upon reasonable written notice to MLAI.  They may obtain copies of such records upon payment of reasonable reproduction  costs.

The Limited Partnership Agreement provides for the economic and tax allocations of the Partnership’s profit and loss.  Capital accounts have been established for each Unit, and for MLAI on a Unit-equivalent basis.  Economic allocations are based on investors’ capital accounts (including MLAI’s capital account), and the tax allocations generally attempt to equalize tax and capital accounts by, for example, making a priority allocation of taxable income to Partners who redeem at a profit. For the purposes of  maintaining capital accounts, amounts  payable to MLAI for items such as service fees are treated as if paid or payable to a third party and are not credited to the capital account or interest held in the Partnership held by MLAI.

MLAI may amend the Limited Partnership Agreement in any manner not adverse to the Limited Partners without need of obtaining their consent.  These amendments can be for clarification of inaccuracies or ambiguities, modifications in response to changes in tax code or regulations or any other changes MLAI deems advisable.

MLAI has agreed to maintain an investment in the Partnership of at least 1% of the total contributions to the Partnership.  MLAI does not presently intend to invest any greater amount in the Partnership.

The Partnership has agreed to indemnify MLAI, as General Partner, for actions taken on behalf of the Partnership, provided that MLAI’s conduct was in the best interests of the Partnership and the conduct was not the result of negligence or misconduct.  Indemnification by the Partnership for alleged violation of securities laws is only available if the following conditions are satisfied:

1)	a successful adjudication on the merits of each count alleged has been obtained; or
2)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
3)	a court of competent jurisdiction approves a settlement of the claims and finds indemnification of the settlement and related costs should be made; and
4)	in the case of 3), the court has been advised of the position of the SEC and the states in which the Units were offered and sold as to indemnification for the violations.

(a)(1)(i)  Distributions may be made in MLAI’s discretion, although it does not contemplate making any.

(iv)  Units may be redeemed as of the last day of the month on 10 calendar days’ written notice provided that (x) all liabilities, contingent or otherwise, of the Partnership, except any liability to Partners on account of their capital contributions, have been paid or there remains property of the Partnership sufficient to pay them, (y) partial redemptions are not permitted if the Net Asset Value of the redeeming Limited Partner’s remaining Units is less than $10,000. Units are redeemable at the Net Asset Value thereof as of the close of business on each Redemption Date, minus any accrued advisory fees or redemption charges.  Units redeemed (A) at or prior to the twelfth full month following their purchase date will be assessed a redemption charge of 4% of the Net Asset Value of the redeemed Units as of the date of redemption.  Redemption charges are paid to MLAI.  If a Limited Partner acquires Units at more than one closing, the Units purchased first by such investor and, accordingly, least likely to be subject to redemption charges, are assumed to be those redeemed first.

If at the close of business on any day, losses which would have caused the value of an investment made as of the inception of trading to decline by 50% or more are incurred, the Partnership will liquidate all open positions as expeditiously as possible and suspend trading.  Within ten business days after the date of suspension of trading, MLAI will declare a Special Redemption Date on which Partners may redeem their Units.  If, after such Special Redemption Date, the Net Assets of the Partnership are at least $250,000, the Partnership may, in the discretion of MLAI, resume trading.  MLAI may at any time and in its discretion declare a Special Redemption Date, should it determine that it is in the best interests of the Partnership to do so.  MLAI may also, in its discretion, declare additional regular redemption dates and permit certain Limited Partners to redeem at other than month-end.  MLAI may defer redemption if raising the requisite funds would, in its good faith judgment, be unduly burdensome to the Partnership.  MLAI has the right, in its sole discretion and at any time and for any reason, to mandatorily redeem any Units.  Such redemption may be effected upon ten days’ notice.

(v)  None of the Units carry any voting rights.  However, the owners of the Units do have the power to approve the dissolution of the Partnership at a specified time and to approve an amendment to the Limited Partnership Agreement by obtaining the consent of more than fifty percent in Net Asset Value of the outstanding Units then owned by the Limited Partners.

(vii)  Upon the occurrence of an event causing the dissolution of the Partnership, payment of creditors and distribution of the Partnership’s assets will be effected as soon as practicable in accordance with the Delaware Revised Uniform Limited Partnership Act. In such event, MLAI and each Limited Partner will share in the assets of the Partnership pro rata in accordance with its or his respective interests in the Partnership, less any amount owing by such Partner to the Partnership.

(ix)  Except as otherwise provided by law, liability of Limited Partners for the liabilities of the Partnership is limited to the capital contribution of the Limited Partner plus its or his share of undistributed profits and assets, if any, including any obligation under law to return to the Partnership distributions and returns of contributions.

(x)  Units are subject to restriction on alienability.  Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Partnership by a Limited Partner may only be effected by giving written notice to and receiving the written consent of MLAI and must be in compliance with federal and state securities laws.

(a)(1)(ii), (iii), (vi), (viii), (xi); (a)(2) through (5); (b); (c); (e); and (f) are inapplicable.

Item 12.  Indemnification of Directors and Officers

MLAI and its affiliates will be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them based on their conduct relating to the Partnership as long as the conduct resulting in the same did not constitute negligence or misconduct or breach any fiduciary obligation to the Partnership and was done in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership. Affiliates of MLAI are entitled to indemnification only for losses resulting from claims against such affiliates due solely to their relationship to MLAI or for losses incurred by such affiliates in performing the duties of MLAI and acting wholly within the scope of the authority of MLAI.

MLAI and its affiliates and any person acting as a selling agent for the Units will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee.

For the purposes of this Item 12, the term “affiliates” means any person performing services on behalf of the Partnership who: (1) directly or indirectly controls, is controlled by, or is under common control with MLAI; or (2) owns or controls 10% or more of the outstanding voting securities of MLAI; or (3) is an officer or director of MLAI; or (4) if MLAI is an officer, director, partner or trustee, is any entity for which MLAI acts in any such capacity.

Item 13.  Financial Statements and Supplementary Data

Selected Quarterly Financial Data
   ML Select Futures I L.P.

Net Income by Quarter (unaudited)
Thirteen Quarters through March 31, 2007

Totals	First Quarter 2007	Fourth Quarter 2006	Third Quarter 2006	Second Quarter 2006	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004	Second Quarter 2004	First Quarter 2004
Total Income (Loss)	$(7,396,010)	$26,136,696	$(15,744,070)	$20,068,698	$19,002,534	$36,773,681	$(1,332,056)	$(5,567,342)	$(35,336,221)	$62,135,681	$(23,995,794)	$(40,883,596)	$47,805,496

Total Expenses	4,756,803	4,910,876	4,436,689	6,048,528	5,678,944	6,220,773	6,824,170	7,549,063	7,938,964	13,260,915	7,828,430	(3,616,961)	15,015,859
Net Income (Loss)	$(12,152,813)	$21,225,820	$(20,180,759)	$14,020,170	$13,323,590	$30,552,908	$(8,156,226)	$(13,117,005)	$(43,275,185)	$48,874,766	$(31,824,224)	$(37,266,635)	$32,753,637
Weighted average units	1,327,037	1,408,746	1,480,389	1,552,158	1,710,000	1,951,012	2,260,961	2,436,149	2,495,709	2,513,097	2,455,116	1,882,243	1,371,745
Net Income (Loss) per Unit	$(9.16)	$15.07	$(13.63)	$9.03	$7.79	$15.66	$(3.61)	$(5.38)	$(17.34)	$19.45	$(12.96)	$(19.80)	$23.88

The supplementary financial information specified by Item 302 of Regulation S-K is not applicable.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with independent auditors on accounting or financial disclosure.

Item 15.  Financial Statements and Exhibits

(b)(1) Financial Statements

The following financial statements required by this Item are included in Exhibit 13.01.

The Partnership	Page

Independent Auditors’ Report	F-1
Statements of Financial Condition as of
March 31, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003
Statements of Operations for the years ended
December 31, 2006, December 31, 2005, December 31, 2004, 2003 and 2002
Statements of Changes in Partners’ Capital for the
years ended December 31, 2006, December 31, 2005, December 31, 2004, 2003 and 2002
Financial Data Highlights for the year ended
December 31, 2006

Notes to Financial Statements

MLAI

Balance Sheet dated as of December 31, 2005 Notes to Balance Sheet Balance Sheet dated as of March 31, 2007 Notes to Balance Sheet

(a)(2)  Financial Statement Schedules

Financial Statement schedules not included in this Form 10 have been omitted for the reason that they are not required or are not applicable or that equivalent information has been included in the financial notes or statements thereto.

(a)	Exhibits

The following documents (unless otherwise indicated) are filed herewith and made part of this Registration Statement.

Exhibit Designation	Description

3.01	Amended and Restated Certificate of Limited Partnership of ML Select Futures I L.P.*
3.02(a)	ML Select Futures I L.P. Eleventh Amended and Restated Limited Partnership Agreement
10.01	Subscription Agreement*
10.02	Customer Agreement between ML Chesapeake L.P. and Merrill Lynch Futures Inc.*
10.03	Advisory Agreement by and among ML Select Futures I L.P. and Sunrise Capital Partners, LLC and Merrill Lynch Investment Partners Inc.*
10.04	Consulting Agreement between Merrill Lynch Futures Inc. and Sunrise Capital Partners, LLC*
10.05	Selling Agreement among ML Chesapeake L.P., Merrill Lynch Investment Partners Inc., Merrill Lynch Futures Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Chesapeake Capital Corporation*

Exhibit Designation	Description

13.01	2003 Annual Report**

13.02	2004 Annual Report***

13.03	2005 Annual Report****

13.04	2006 Annual Report*****

*Previously filed on April 30, 2003 as an exhibit to the Registrant’s Registration Statement filed on Form 10.

**Incorporated by reference to the Partnership’s Annual Report for the fiscal year ended December 31, 2003 on Form 10-K, filed on March 30, 2004.

***Incorporated by reference to the Partnership Annual Report for the fiscal year ended December 31, 2004 on Form 10-K, filed on March 31, 2005.

****Incorporated by reference to the Partnership Annual Report for the fiscal year ended December 31, 2005 on Form 10-K, filed on March 31, 2006.

*****Incorporated by reference to the Partnership Annual Report for the fiscal year ended December 31, 2007 on Form 1—K, filed on March 30, 2007.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ML SELECT FUTURES I L.P. (Registrant)

Date: October 2, 2007

By:	Merrill Lynch Alternative Investments LLC, General Partner

By:	/s/ Robert D. Ollwerther
Name: Robert D. Ollwerther
Title: Chief Executive Officer and President